Exhibit 23.2 - Consent of Independent Registered Public Accounting Firm

          We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3/A) and related Prospectus of the FBL Financial Group, Inc. Share Direct and Direct Equity (Waiver Discount) Plan for the registration of 3,500,000 shares of its common stock and to the incorporation by reference therein of our reports dated February 18, 2009 with respect to the consolidated financial statements and schedules of FBL Financial Group, Inc. and the effectiveness of internal control over financial reporting of FBL Financial Group, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Des Moines, Iowa
February 18, 2009